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[VIVENDI UNIVERSAL LOGO]                                            Exhibit 99.1


         CLOSING OF CONTRACTUAL GUARANTEES TO FORMER RONDOR SHAREHOLDERS



PARIS, MARCH 11, 2003 - Vivendi Universal Canada Inc. ("VU CANADA"), a company in the Vivendi Universal group, today announced that it had satisfied its contractual guarantee made on August 1, 2000, to the former shareholders of the Californian company, Rondor Music International, Inc. ("RONDOR").

The former Rondor shareholders received 8.844 million shares, representing 0.8% of capital stock and the remainder in cash of U.S. $100.3 million (E92.6 million).

Rondor's shareholders had been paid in Seagram shares when Rondor was acquired by The Seagram Company Ltd., which became VU Canada after the Seagram-Vivendi merger. The payment was accompanied with a contractual guarantee on the value of the shares given to the former shareholders of Rondor. At the time of the Seagram-Vivendi merger, these Seagram shares were converted into VU ADSs, and the contractual guarantee became applicable to the VU ADSs held by the former Rondor shareholders.

The contractual guarantee provided, among other things, that if the price of VU ADSs dropped below a certain threshold ($37.5 per ADS), VU Canada would pay the former Rondor shareholders a makeup payment for ADSs sold by them during a specified period of time equal to the difference between $82.7875 per ADS and their sale proceeds. In April and May 2002, all VU ADSs then owned by these shareholders were sold and VU Canada became obligated to pay the makeup payment to them in March 2003. Under the terms of the original agreements, the difference was to be paid in full or in part in Vivendi Universal shares.


As is required, Vivendi Universal informs its shareholders that the objective of its share buy-back program (which was initially limited to regularizing the share price and covering stock option plans) has been extended to cover the payment of this contractual guarantee. This is in compliance with all clauses of regulations 90-04, 98-03 and 2000-6 of the Commission des Operations de Bourse.

Following the transaction, Vivendi Universal's level of treasury stock will remain unchanged, at 0.04%.


CONTACT :
PARIS                                     NEW YORK
MEDIA                                     MEDIA
Antoine Lefort                            Anita Larsen
+33 (1).71.71.1180                        +(1) 212.572.1118
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086